UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

DECEMBER 14, 2004

TDC A/S
(Exact name of registrant as specified in its charter)

Noerregade 21, 0900 Copenhagen C, DK-Denmark
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on November 4, 2004

Quarterly report - 3Q 2004
November 1, 2004

EBITDA growth of more than 3% driven by domestic mobile and TDC Switzerland

Highlights 3Q 2004
•	Net revenue growth of 3.4%
•	EBITDA growth of 3.4%
•	Domestic mobile EBITDA growth of 17.5%
•	TDC Switzerland EBITDA growth of 10.7%
•	Total customer base growth of 8.2%
Outlook for 2004
•	TDC reconfirms EBITDA growth of 5% and net income growth, excluding impact from Belgacom, of 15%.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

TDC Group, Income statements

			Change
DKKm	3Q 2003	3Q 2004	in %

Net revenues	10,655	11,022	3.4

Total revenues	10,981	11,392	3.7
Total operating expenses	(7,793)	(8,097)	(3.9)

EBITDA [1]	3,188	3,295	3.4
Depreciation, amortization and write-downs	(1,869)	(1,997)	(6.8)

EBIT [2]	1,319	1,298	(1.6)
One-time items	0	968	NM
Net financials	296	(190)	NM

Income before income taxes	1,615	2,076	28.5
Income taxes	(603)	(475)	21.2

Net income	1,012	1,601	58.2

Net income excl. one-time items and fair value adjustments[3]	800	674	(15.8)

EBITDA margin in %	29.9	29.9	-

1) TDC uses EBITDA (earnings before interest, taxes, depreciation, amortization and write-downs) as a measurement for operating performance. For further explanation please refer to page 25.

2) EBIT (earnings before interest and taxes) is excluding one-time items in this report unless otherwise stated

3) Excluding consolidated one-time items and fair value adjustments as specified on page 15, as well as excluding fair value adjustments in associated enterprises included in the caption income before income taxes from investments.

Group highlights 3Q 2004

COPENHAGEN, Denmark, November 1, 2004 – TDC's net revenues totaled DKK 11,022m in 3Q 2004, up 3.4% with earnings before interest, taxes, depreciation and amortization (EBITDA), up 3.4% to DKK 3,295m. Net income, excluding one-time items and fair value adjustments, was DKK 674m, down 15.8%, reflecting primarily the divestment of Belgacom shares in 1Q 2004. Adjusted for the divestment of Belgacom shares, net income was up 4.0%.

Capital expenditures, excluding share acquisitions, totaled DKK 1,282m, a 14.7% increase or DKK 164m, therefore the capex-to-net-revenues ratio increased from 10.5% to 11.6%.

TDC’s customer base was 13.401m, up 8.2%, driven mainly by our international mobile operations.

"Our efforts to improve earnings was rewarded once again in 3Q 2004 as our EBITDA was record high at DKK 3.3bn. We are well positioned for the future needs of our customers as our infrastructure is being upgraded for broadband and 3G mobile services" says Henning Dyremose, President and CEO.

Net revenues

TDC's net revenues amounted to DKK 11,022m in 3Q 2004, an increase of 3.4%, reflecting solid growth in TDC Mobile International more than offsetting the decline in TDC Solutions.

Operating expenses

Total operating expenses amounted to DKK 8,097m in 3Q 2004, up 3.9%. Transmission costs, raw materials and supplies increased 5.4%, primarily due to higher mobile

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

transmission costs. Other external charges increased 8.9%, impacted by an increase in customer acquisition costs in Talkline. Wages, salaries and pension costs was reduced 3.6% as our redundancy program implemented in 2003 and 2004 took effect.

The number of full-time employees decreased 8.5% to 19,689. The above-mentioned redundancy program accounted for 1,512 of the 1,837 reduction in employees from 3Q 2003 to 3Q 2004.

EBITDA

EBITDA increased DKK 107m or 3.4% to DKK 3,295m in 3Q 2004, driven by a DKK 61m, or 10.7%, improvement in TDC Switzerland and a DKK 84m, or 17.5%, improvement in domestic mobile operations. Growth in 3Q 2004 was lower than in previous quarters due to a reversal of provisions in Talkline in 3Q 2003. Adjusted for this, EBITDA growth would have been 5.6% in 3Q 2004.

Depreciation, amortization and write-downs

Depreciation, amortization and write-downs amounted to DKK 1,997m, up 6.8%, stemming primarily from a decrease in the average useful lives of property, plant and equipment and write-downs of software in TDC Solutions. Goodwill amortization amounted to DKK 376m in 3Q 2004 down 0.8%.

EBIT

EBIT totaled DKK 1,298m, down 1.6%, reflecting higher depreciation, amortization and write-downs, partially offset by increased EBITDA.

One-time items

One-time items totaled DKK 968m in 3Q 2004 and relates to the divestment of Dan Net.

Net financials

Net financials in 3Q 2004 were an expense of DKK 190m compared with an income of DKK 296m in 3Q 2003.

Financial expenses, net, were DKK (234)m compared with DKK (308)m in 3Q 2003 reflecting the lower net interest-bearing debt after the sale of Belgacom shares in 1Q 2004.

Income from investments before income taxes amounted to DKK 88m, compared with DKK 422m in 3Q 2003. The decrease reflects the deconsolidation of Belgacom after TDC's shares in Belgacom were sold in March 2004.

Fair value adjustments were DKK (44)m. In 3Q 2003, fair value adjustments amounted to DKK 182m, primarily related to the divestment of shares in UMC in July 2003.

Income before tax

Income before tax excluding one-time items and fair value adjustments was DKK 1,152m, down 18.9%, reflecting the divestment of Belgacom.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Including one-time items and fair value adjustments, income before tax was DKK 2,076m compared with DKK 1,615m in 3Q 2003.

Income taxes

Income taxes amounted to DKK (475)m, down 21.2%. Tax related to income excluding onetime items and fair value adjustments was DKK (478)m compared with DKK (620)m.

The effective tax rate has decreased to 41.5% from 43.7% in 3Q 2003, when adjusted for one-time items and fair value adjustments. The lower tax rate is impacted by the divestment of Belgacom.

Net income

Net income excluding one-time items and fair value adjustments amounted to DKK 674m, down 15.8%. Adjusted for the divestment of Belgacom, net income increased 4.0%. This reflects a higher level of depreciation than 3Q 2003.

Net income including one-time items and fair value adjustments amounted to DKK 1,601m, compared with DKK 1,012m.

Cash Flow

Cash flow from operating activities was DKK 2,950m, down 21.9%, due to cash outlay related to the redundancy program.

Cash flow from investing activities was DKK (69)m compared with DKK (540)m.

Cash flow from financing activities amounted to DKK (3,426)m compared with DKK 1m in 3Q 2003.

Net interest-bearing debt

Net interest-bearing debt amounted to DKK 17,989m by the end of 3Q 2004 compared with DKK 30,729m at the end of 3Q 2003, and DKK 20,569m at the end of 2Q 2004. The reduction in net interest-bearing debt during 3Q 2004 was primarily due to cash flow from operating activities and to a lesser extent the divestment of Dan Net for DKK 1.2bn.

Capital expenditures

Capital expenditures, excluding share acquisitions, totaled DKK 1,282m, a 14.7% increase. This increase was related primarily to TDC Switzerland and TDC Mobile International and reflects the construction of UMTS networks. The capex-to-net-revenues ratio for the TDC Group increased from 10.5% to 11.6%.

Number of customers

TDC’s total customer base was 13.401m, up 8.2%, driven mainly by TDC's international mobile operations.

The Danish activities comprised 7.331m customers, up 0.5%, reflecting a combination of growth in the ADSL and cable modem customer bases, offset by declines in the number of traditional telephony customers and mobile wholesale customers.

The domestic mobile customer base decreased 2.0% or 47,000 to 2.362m. The number of Telmore customers increased 95,000. The

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

number of service provider customers decreased 79,000 and the number of TDC's retail customers decreased 63,000, both due to elimination of inactive pre-paid cards.

Our ADSL customer base in Denmark grew 39.6% to 511,000, and including broadband cable-TV modems, the total number of broadband customers was 624,000, up 47.5%.

The number of customers in our international activities was 6.070m, up 19.0%, driven by a strong intake of new customers in all units.

Events after the end of 3Q 2004

Stock options to employees in international subsidiaries

TDC has decided to issue stock options to approximately 5,000 employees in TDC's 100% owned international subsidiaries. The decision follows TDC's share offer to Danish employees announced on November 4, 2003.

The potential number of shares involved in this employee stock option program is approximately 450,000 shares and the cost for TDC is approximately DKK 43m. The cost will be expensed over 5 years.

For further information please refer to stock exchange release no. 39.

Song Networks

TDC has acquired and received acceptance for 97% of the shares in Song Networks Holding AB. For further information please refer to our 2004 Stock Exchange Releases no. 24, 27, 30, and 35.

Outlook

This Outlook for 2004 is an update of the Outlook provided with the 2Q 2004 results.

Information concerning the Outlook for 2004 is by nature associated with a certain level of risk and uncertainty.

Outlook for EBITDA and Net Income are both unchanged compared with the 2Q 2004 release.

Compared with the Outlook provided with the 2Q 2004 Quarterly Report, the Outlook for net revenues has been upgraded by DKK 0.4bn to DKK 42.4bn, reflecting higher revenue expectation in Talkline, however with limited impact on EBITDA.

Assuming Belgacom was divested on January 1, 2003, net income growth would be 15.3%.

Song Networks is not included in the Outlook for 2004.

Outlook for 2004

(Excl. one-time items and fair value adjustments)

DKKbn	2003	2004	Change in %

TDC Solutions
Net revenues	18.6	18.0	(3.1)
EBITDA	5.7	5.9	3.2

TDC Mobile International
Net revenues	13.2	14.5	10.1
EBITDA	2.4	2.6	9.5

TDC Switzerland
Net revenues	9.5	9.7	2.4
EBITDA	2.2	2.5	13.4

TDC Cable TV
Net revenues	1.5	1.7	11.6
EBITDA	0.2	0.3	73.2

TDC Directories
Net revenues	1.5	1.4	(4.3)
EBITDA	0.4	0.5	21.2

Other[1]
Net revenues	(2.8)	(2.9)	(3.4)
EBITDA	0.8	0.4	(48.4)

TDC Group
Net revenues	41.4	42.4	2.4
EBITDA	11.7	12.2	4.7
Net Income	2.4	2.2	(8.8)

1) Includes TDC Services, TDC A/S and eliminations.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Statements of Income for the Business Lines

			TDC Mobile		TDC
DKKm	TDC Solutions Group		International Group		Switzerland Group		TDC Cable TV Group

	3Q 2003	3Q 2004	3Q 2003	3Q 2004	3Q 2003	3Q 2004	3Q 2003	3Q 2004

Net revenues, external
customers	4,447	4,184	3,007	3,573	2,425	2,439	383	440
Net revenues from other
business lines	289	278	412	434	3	1	1	6

Other revenues[1]	257	322	14	12	27	22	1	1

Total revenues	4,993	4,784	3,433	4,019	2,455	2,462	385	447

Total operating expenses	(3,548)	(3,296)	(2,663)	(3,263)	(1,885)	(1,831)	(330)	(356)

EBITDA	1,445	1,488	770	756	570	631	55	91

Depreciation, amortization and
write-downs	(741)	(877)	(276)	(300)	(669)	(666)	(53)	(57)

EBIT	704	611	494	456	(99)	(35)	2	34

Capital expenditures excl.
share acquisitions	536	565	198	263	295	362	54	43

DKKm	TDC Directories Group		Other[2]		TDC Group

	3Q 2003	3Q 2004	3Q 2003	3Q 2004	3Q 2003	3Q 2004

Net revenues, external customers	420	359	(27)	27	10,655	11,022
Net revenues from other business lines	26	35	(731)	(754)	0	0

Other revenues[1]	2	1	25	12	326	370

Total revenues	448	395	(733)	(715)	10,981	11,392

Total operating expenses	(228)	(224)	861	873	(7,793)	(8,097)

EBITDA	220	171	128	158	3,188	3,295

Depreciation, amortization and
write-downs	(28)	(27)	(102)	(70)	(1,869)	(1,997)

EBIT	192	144	26	88	1,319	1,298

Capital expenditures excl. share acquisitions	4	15	31	34	1,118	1,282

1) Includes other operating income and work performed for own purposes and capitalized.

2) Includes TDC A/S, TDC Services and eliminations.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Business line performance

TDC Solutions Group

TDC Solutions' activities are mainly Danish landline voice, Internet and data operations as well as integrated solutions.

DKKm	3Q 2003	3Q 2004	Change in %

Net revenues, total	4,736	4,462	(5.8)
Landline telephony	2,580	2,327	(9.8)
Retail	1,926	1,800	(6.5)
Subscriptions	951	910	(4.3)
Traffic	975	890	(8.7)
Wholesale	654	527	(19.4)
Transit traffic	278	163	(41.4)
Other [1]	376	364	(3.2)
Leased lines	322	284	(11.8)
Data communications and Internet services	836	896	7.2
Terminal equipment etc.	580	560	(3.4)
Other [2]	418	395	(5.5)

Other revenues [3]	257	322	25.3

Total revenues	4,993	4,784	(4.2)

Operating expenses	(3,548)	(3,296)	7.1
Transmission costs, raw materials and supplies	(1,406)	(1,291)	8.2
Other external charges	(999)	(978)	2.1
Wages, salaries and pension costs	(1,143)	(1,027)	10.1

EBITDA	1,445	1,488	3.0

EBITDA margin	30.5%	33.3%

Depreciation, amortization and write-downs	(741)	(877)	(18.4)

EBIT	704	611	(13.2)

1) Includes incoming traffic, prefix traffic and service provision.

2) Includes mobile telephony, operator services etc.

3) Includes other operating income and work performed for ownpurposes and capitalized.

TDC Solutions continues to generate growth in data communications and Internet services which partly compensate for the decline in traditional telephony services, reflecting some of the customers migrating from landline telephony to mobile telephony and private IP-based networks.

In 3Q 2004, net revenues were DKK 4,462m, a decrease of 5.8%, impacted by the divestment of Dan Net and a reduction in low margin transit traffic.

Net revenues from landline telephony totaled DKK 2,327m, down 9.8%, reflecting a reduction of DKK 126m, or 6.5%, in landline retail revenues and a reduction of DKK 127m, or 19.4%, in landline wholesale revenues.

Retail subscription revenues declined 4.3% to DKK 910m, reflecting a decline in subscribers. By the end of 3Q 2004, the number of domestic retail landline customers, including PSTN and ISDN, was 2.417m, a decline of 5.8%.

Retail traffic revenues amounted to DKK 890m, down 8.7% or DKK 85m. The decrease reflects lower revenues from fixed to fixed and fixed to mobile traffic. The number of domestic retail voice minutes was 2.0bn, down 11.6%, reflecting an overall decline in the total market as well as lower market share. TDC has launched initiatives such as flat-rate unlimited landline minutes in off-peak hours and discounted minutes for selected segments in order to slow down the rate of decline in volumes.

Revenues from wholesale decreased 19.4% to DKK 527m. This was driven by a 41.4% decrease in transit traffic revenues due to a combination of lower prices and lower volumes. Other wholesale revenues of DKK 364m were impacted by a 11.0% reduction in domestic wholesale traffic to 2.4bn minutes and a 11.5% increase in the number of wholesale subscription customers to 493,000.

Leased lines revenues decreased by 11.8% to DKK 284m, mainly due to lower prices.

Data communications and Internet services revenues grew 7.2% to DKK 896m, thereby partly offsetting the decline in traditional telephony. The key driver for this performance was the growth in ADSL customers. The number of ADSL customers was up 145,000, or 39.6% to 511,000. The divestment of Dan Net impacted the lower growth rate compared with previous quarters.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

The 1H 2004 report from NITA, The National IT and Telecom Agency in Denmark, shows a total number of 562,000 ADSL users by the end of 2Q 2004. In addition 250,000 households have broadband access through cable modems. Hence, the household broadband penetration is approximately 33%.

Operating expenses were DKK 3,296m, a decline of 7.1% or DKK 252m. The decline is a combination of two components;

DKK 116m lower expenses for wages, salaries and pension costs, due primarily to the redundancy program. The number of employees declined 12.9% to 10,538.

DKK 115m lower expenses to transmission cost, reflecting a DKK 115m reduction in wholesale transit traffic revenues.

EBITDA amounted to DKK 1,488m in 3Q 2004, up DKK 43m or 3.0%. The EBITDA margin was 33.3% compared with 30.5%.

Depreciation, amortization and write-downs increased 18.4% to DKK 877m and related to a reduction in the useful lives of property, plant and equipment and write-downs of software.

EBIT amounted to DKK 611m, down 13.2% compared with 3Q 2003 reflecting the higher level of depreciation, amortization and write-downs.

Capex amounted to DKK 565m, up 5.4% and reflecting higher sales-related domestic investments, partly offset by lower investments in the international activities. The capex-to-net-revenues ratio was 12.7% compared with 11.3% in 3Q 2003.

The number of Duét customers was 285,000, up 3.3%, while Internet dial-up customers decreased 16.5% to 425,000, due to migration to broadband services.

Dan Net revenues in 3Q 2004 were DKK 45m compared with DKK 101m in 3Q 2003 and EBITDA was DKK 27m, compared with DKK 49m. Dan Net was divested and deconsolidated from August 1, 2004.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

TDC Mobile International Group

TDC Mobile International includes mainly TDC Mobil A/S, Talkline and Bité

DKKm	3Q 2003	3Q 2004	Change in %

Net revenues, total	3,419	4,007	17.2

Domestic operations	1,503	1,697	12.9

Talkline	1,686	2,059	22.1

Bité	230	251	9.1

Other revenues 1	14	12	(14.3)

Total revenues	3,433	4,019	17.1

Operating expenses	(2,663)	(3,263)	(22.5)

Transmission costs etc.	(1,723)	(2,088)	(21.2)

Other external charges	(701)	(945)	(34.8)
Wages, salaries and pension costs	(239)	(230)	3.8

EBITDA	770	756	(1.8)

EBITDA margin	22.5%	18.9%

Domestic operations	481	565	17.5

Talkline	230	125	(45.7)
Bité	59	66	11.9

Depreciation, amortization and write-downs	(276)	(300)	(8.7)

EBIT	494	456	(7.7)

1) Includes other operating income and work performed for own purposes and capitalized.

TDC Mobile International’s 3Q 2004 net revenues rose 17.2% to DKK 4,007m.

Operating expenses increased 22.5% to DKK 3,263m, driven by a 21.2% increase in transmission costs stemming from higher traffic volumes, a 34.8% increase in other external charges due to increased marketing and customer acquisition costs in Talkline, however partly offset by a 3.8% decrease in wages, salaries and pension costs.

EBITDA amounted to DKK 756m, down 1.8% or DKK 14m, primarily due to the decrease in Talkline explained on page 10. Adjusted for the reversal of provisions in Talkline in 3Q 2003, EBITDA would have increased by 7.8%

EBITDA and EBITDA margin

(Bars in DKKm (left), line in % (right))

Depreciation, amortization and write-downs increased 8.7% to DKK 300m in 3Q 2004, stemming partly from the inclusion of Telmore.

Consequently, EBIT amounted to DKK 456m in 3Q 2004, down 7.7% compared with 3Q 2003.

Capital expenditures excluding share acquisitions increased DKK 65m to DKK 263m. Capex-to-net-revenues was 6.6% compared with 5.8% in 3Q 2003.

Domestic mobile

The domestic mobile operation continues to see solid growth in revenues stemming from double digit minute growth, however partly offset by lower prices compared with 2003.

Net revenues amounted to DKK 1,697m, up 12.9%. The main revenue drivers were a 17.5% increase in mobile traffic revenues offset partly by a 22.3% decrease in subscription revenues, due to a change in product mix, and a 0.7% decrease in handset sales.

The competitive environment in 2004 is characterized by lower average selling prices than in 2003. While price levels are more stable in 2004, customers continue to migrate towards lower priced products bringing down average selling prices. Subscriber acquisition costs are trending upward as customers increasingly demand handset upgrades more often as well as more advanced and expensive handsets. To meet this demand, TDC has introduced convenient, scalable monthly minimum usage schedules, with high subsidies given to high usage customers only. Through

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

these efforts the quality of the customer base has increased.

Operating expenses were DKK 1,138m, up 10.8% and reflecting a 16.2% increase in other external charges.

EBITDA increased 17.5% to DKK 565m, reflecting the general improvement in the operating performance as well as the inclusion of Telmore.

The acquisition of Telmore in 1Q 2004 had an impact of DKK 45m on net revenues and DKK 14m on EBITDA in 3Q 2004.

Domestic mobile customers, including TDC Solutions’ mobile customers, numbered 2.362m by the end of 3Q 2004, down 2.0% or 47,000 customers. The number of Telmore customers increased 95,000. The number of service provider customers decreased 79,000 and the number of TDC's retail customers decreased 63,000, both due to elimination of inactive prepaid cards according to a set schedule.

Our domestic operations recorded capex of DKK 186m, up 32.9%, due to increased capex related to the establishment of 3G infrastructure. Capex-to-net revenues was 11.0% compared with 9.3% in 3Q 2003.

Talkline

TDC's German subsidiary, Talkline, is a focused service provider of mobile telephony and value added services.

Talkline’s net revenues amounted to DKK 2,059m, up 22.1%, reflecting a 14.2% increase in mobile revenues and increased revenues in Talkline Infodienste.

EBITDA amounted to DKK 125m, down 45.7%. 3Q 2003 EBITDA was extraordinarily strong due to a reversal of provisions. Adjusted for this reversal EBITDA would have declined by 22.1%. 3Q 2004 was impacted by higher subscriber acquisition costs and retention costs.

Talkline increased the number of mobile customers by 28.8% to 2.454m. The customer intake in 3Q 2004 was extraordinary high, and the development is not expected to continue in 4Q 2004.

Bité

Net revenues amounted to DKK 251m in 3Q 2004, up 9.1%.

EBITDA amounted to DKK 66m, up by 11.9%.

Bité had 792,000 mobile customers, up 63.0% or 306,000 customers.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

TDC Switzerland

TDC Switzerland provides mobile, landline and Internet services for the Swiss market using the sunrise brand name.

DKKm	3Q 2003	3Q 2004	Change in %

Net revenues, total[1]	2,428	2,440	0.5
Mobile telephony	1,419	1,477	4.1

Landline telephony	841	777	(7.6)

Internet services	168	186	10.7

Other revenues[2]	27	22	(18.5)

Total revenues	2,455	2,462	0.3

Operating expenses	(1,885)	(1,831)	2.9

Transmission costs etc.	(1,048)	(978)	6.7

Other external charges	(510)	(514)	(0.8)

Wages, salaries and pension costs	(327)	(339)	(3.7)

EBITDA	570	631	10.7

EBITDA margin	23.5%	25.9%

Depreciation, amortization and write-downs	(669)	(666)	0.4

EBIT	(99)	(35)	64.6

1) The allocation of wholesale revenues on the three business lines has been refined as from 1Q 2004. Historical figures have been adjusted accordingly.

2) Includes other operating income and work performed for own purposes and capitalized.

TDC Switzerland, branded as sunrise, holds a solid and expanding position in the Swiss communications market. Over the past years TDC has implemented significant operational changes that have improved profitability and given TDC Switzerland a solid recognition in the marketplace.

In 3Q 2004 TDC Switzerland's net revenues amounted to DKK 2,440m, up 0.5%. In local currency, the net revenues decreased 0.3%. The mobile business grew 4.1%. The main driver in this positive development has been the growth in the customer base. Revenues from landline telephony decreased 7.6% to DKK 777m in 3Q 2004, mainly due to a decline in low-margin transit traffic. Internet revenues grew 10.7% driven by the strong development in ADSL sales.

Operating expenses decreased 2.9% to DKK 1,831m. This decrease was due mainly to a 6.7% decrease in transmission costs etc. to DKK 978m, and a 0.8% increase in other external charges to DKK 514m. Wages, salaries and pension costs totaled DKK 339m, up 3.7%.

EBITDA amounted to DKK 631m, up 10.7%. In local currency, the increase in EBITDA was 9.8%. The EBITDA margin was 25.9%, up from 23.5%.

Depreciation, amortization and write-downs amounted to DKK 666m, down 0.4%. Goodwill amortization amounted to DKK 323m of the total.

EBIT consequently amounted to DKK (35)m in 3Q 2004, compared with DKK (99)m in 3Q 2003. EBIT excluding goodwill amortization was DKK 288m, up 29.7%.

Capital expenditures were DKK 362m, up 22.7% and reflecting higher investments in networks and roll-out of UMTS network. The capex-to-net-revenues ratio increased to 14.8% compared with 12.1%.

TDC Switzerland had 2.630m customers by the end of 3Q 2004, up 2.7%. The customer base comprised 1.364m mobile customers, up 12.7%; 792,000 landline customers, down 4.0%; 341,000 Internet dial-up customers, down 25.4%; and 133,000 ADSL customers, a solid intake of 63,000 customers.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

TDC Cable TV Group

TDC Cable TV provides cable-TV services as well as Internet access in Denmark.

TDC Cable TV is continuing to expand its traditional TV business, while also continuing to increase its coverage of Internet services.

TDC Cable TV’s net revenues amounted to DKK 446m, up 16.1%,
reflecting mainly a larger customer base in both the traditional cable-TV business and Internet services.

Operating expenses amounted to DKK 356m in 3Q 2004 up 7.9%.

EBITDA was DKK 91m, compared with DKK 55m in 3Q 2003.

EBIT was DKK 34m in 3Q 2004 compared with DKK 2m in 3Q 2003.

Capital expenditures in TDC Cable TV were DKK 43m compared with DKK 54m in 3Q 2003. The capex-to-net-revenues ratio was 9.6%.

By the end of 3Q 2004, TDC Cable TV had 957,000 cable-TV customers, up 5.5%, and 166,000 cable-modem customers, up 76.6%. Altogether, 113,000 of our cable-modem customers have high-speed Internet access.

TDC Directories Group

TDC Directories provides directory services, specialist business catalogs and on-line inquiry services in the Danish, Swedish and Finnish markets.

TDC Directories’ quarterly results are affected by the release dates of printed directories, since revenues from printed directories are recognized at the time of release. This impacts the allocation of annual revenues and earnings on quarters.

Net revenues in 3Q 2004 were DKK 394m, down 11.7%, reflecting decline in both domestic and Swedish operations in accordance with the above-mentioned.

Operating expenses were DKK 224m, down 1.8%.

EBITDA was DKK 171m in 3Q 2004 compared with DKK 220m in 3Q 2003.

EBIT was DKK 144m in 3Q 2004 compared with DKK 192m in 3Q 2003.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Safe harbor statement

Certain sections of this release contain forward-looking statements that are subject to risks and uncertainties. Examples of such forward-looking statements include, but are not limited to: projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios; statements of our plans, objectives or goals including those related to products or services; statements of future economic performance; and statements of assumptions underlying such statements. Words such as 'believes', 'anticipates', 'expects', 'intends', 'aims', 'plans' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include, but are not limited to, economic trends and developments in financial markets and the economic impact of unexpected events; technological developments; changes in applicable Danish and EU legislation; changes in interconnect rates; developments in competition within domestic and international communications solutions; introduction of and demand for new services and products; developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs; developments in the market for multimedia services; the possibilities of being awarded licenses; developments in TDC's international activities, which also involve certain political risks; and investments and divestitures in domestic and foreign companies.

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Conference call

TDC invites you to take part in a conference call today at 10.30 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 439 0432 from outside Denmark and 80 80 2004 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference will be available in digital replay until November 5, 2004: +353 1 240 0041. Access code: 429752#. Press # for instructions during the replay.

The conference call will refer to a slide deck that is available at www.tdc.dk and www.tdc.com. Participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

For further information, please contact Investor Relations at +45 3343 7680.

Financial calendar

TDC's current financial calendar is as follows (more details on www.tdc.com):

January 28, 2005
Start of closed period prior to Quarterly Report 4Q 2004

February 23, 2005
Quarterly Report for 4Q 2004

March 17, 2005
Annual General Meeting

April 5, 2005
Start of closed period prior to Quarterly Report 1Q 2005

May 3, 2005
Quarterly Report 1Q 2005

July 7, 2005
Start of closed period prior to Quarterly Report 2Q 2005

August 4, 2005
Quarterly Report 2Q 2005

October 4, 2005
Start of closed period prior to Quarterly Report 3Q 2005

November 1, 2005 Quarterly Report 3Q 2005

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Statements of Income

Statements of Income for TDC Group

TDC Group (DKKm)	3Q 2003	3Q 2004	Change in %	1Q-3Q 2003	1Q-3Q 2004	Change in %

Net revenues	10,655	11,022	3.4	30,781	32,053	4.1

Domestic net revenues	5,858	5,886	0.5	16,968	17,275	1.8
in percent of total net revenues	55%	53%		55%	54%
International net revenues	4,797	5,136	7.1	13,813	14,778	7.0
in percent of total net revenues	45%	47%		45%	46%
Other revenues[1]	326	370	13.5	964	1,136	17.8

Total revenues	10,981	11,392	3.7	31,745	33,189	4.5

Transmission costs, raw materials and supplies	(3,906)	(4,116)	(5.4)	(11,078)	(11,855)	(7.0)
Other external charges	(1,868)	(2,034)	(8.9)	(5,943)	(6,230)	(4.8)
Wages, salaries and pension costs	(2,019)	(1,947)	3.6	(6,209)	(5,962)	4.0

Total operating expenses	(7,793)	(8,097)	(3.9)	(23,230)	(24,047)	(3.5)

EBITDA	3,188	3,295	3.4	8,515	9,142	7.4

of which domestic EBITDA	2,322	2,466	6.2	6,353	6,877	8.2
in percent of total EBITDA	73%	75%		75%	75%
of which international EBITDA	866	829	(4.3)	2,162	2,265	4.8
in percent of total EBITDA	27%	25%		25%	25%
Depreciation, amortization and write-downs	(1,869)	(1,997)	(6.8)	(5,442)	(5,905)	(8.5)
of which goodwill amortization	(379)	(376)	0.8	(1,092)	(1,122)	(2.7)

EBIT, excluding one-time items	1,319	1,298	(1.6)	3,073	3,237	5.3
One-time items	0	968	-	(974)	5,825	NM

EBIT including one-time items	1,319	2,266	71.8	2,099	9,062	NM
Net financials	296	(190)	(164.2)	1,016	(99)	(109.7)
of which financial expenses, net	(308)	(234)	24.0	(881)	(720)	18.3
of which income before income taxes from investments	422	88	(79.1)	1,364	631	(53.7)
of which fair value adjustments	182	(44)	(124.2)	533	(10)	(101.9)

Income before income taxes	1,615	2,076	28.5	3,115	8,963	187.7
Total income taxes	(603)	(475)	21.2	(1,435)	(1,154)	19.6
- Income taxes related to income excluding one-time items and fair value adjustments	(623)	(478)	23.3	(1,633)	(1,306)	20.0
- Income taxes related to one-time items and fair value adjustments	20	3	(85.0)	198	152	(23.2)

Income before minority interests	1,012	1,601	58.2	1,680	7,809	NM
Minority interests' share of net income	0	0	NM	(8)	0	100.0

Net income	1,012	1,601	58.2	1,672	7,809	NM

Net income excluding one-time items and fair value adjustments[2]	800	674	(15.8)	1,906	1,842	(3.4)

1) Includes other operating income and work performed for own purposes and capitalized.

2) Excluding consolidated one-time items and fair value adjustments as specified, as well as excluding fair value adjustments in associated enterprises included in the item income before income taxes from investments.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Balance Sheets

TDC Group

TDC Group (DKKm)	3Q 2003	3Q 2004

Assets
Intangible assets, net	28,078	27,144
Property, plant and equipment, net	25,724	24,260
Investments and other assets, net	9,924	3,176
Total fixed assets	63,726	54,580

Inventories	558	468
Total accounts receivable	19,083	17,309
- of which interest-bearing receivables	178	81
Marketable securities	1,767	2,703
Cash	3,116	10,702
Total current assets	24,524	31,182

Total assets	88,250	85,762

Liabilities and shareholders' equity
Shareholders' equity	33,130	34,952
Minority interests	2	1
Provisions	5,719	6,026

Long-term debt	34,921	28,959

Current maturities of long-term debt	539	2,068
Short-term bank loans	330	448
Trade accounts payable	5,445	5,372
Other	8,164	7,936

Total short-term debt	14,478	15,824

Total debt	49,399	44,783

Total liabilities	55,120	50,810

Total liabilities and shareholders' equity	88,250	85,762

Net interest-bearing debt	30,729	17,989

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Statements of Cash Flow

			Change in			Change in
TDC Group (DKKm)	3Q 2003	3Q 2004%		1Q-3Q 2003	1Q-3Q 2004%

EBITDA	3,188	3,295	3.4	8,515	9,142	7.4

Interest paid	(94)	(80)	14.9	(1,007)	(1,262)	(25.3)

Tax paid	(7)	(238)	NM	(379)	(521)	(37.5)

Change in working capital	362	245	(32.3)	474	925	95.1

Other	328	(272)	NM	120	(886)	NM

Cash flow from operating activities	3,777	2,950	(21.9)	7,723	7,398	(4.2)

Capex excluding share acquisitions	(1,118)	(1,282)	(14.7)	(3,428)	(3,627)	(5.8)

Share acquisitions	(39)	(54)	(38.5)	(8,059)	(275)	96.6

Change in trade accounts payable, capex	(58)	86	NM	(183)	(89)	51.4

Loans given to associated enterprises, net	(12)	0	NM	(45)	0	NM

Divestment of assets	687	1,180	71.8	730	13,100	NM

Dividends received from associated enterprises	0	1	NM	423	601	42.1

Cash flow from investing activities	(540)	(69)	87.2	(10,562)	9,710	NM

Change in interest-bearing debt	50	(3,157)	NM	6,597	(4,812)	NM

Consolidation of acquired companies	0	0	-	0	0	-

Currency translation adjustments	(112)	13	111.6	393	(3)	(100.8)

Dividend paid	0	0	NM	(2,453)	(2,555)	(4.2)

Other	63	(282)	NM	(201)	(3,785)	-

Cash flow from financing activities	1	(3,426)	NM	4,336	(11,155)	NM

Increase/(decrease) in cash and cash equivalents	3,238	(545)	(116.8)	1,497	5,953	NM

Cash and cash equivalents, end of period	4,883	13,405	NM	4,883	13,405	NM

Capex, excl. share acquisitions

			Change in			Change in
TDC Group (DKKm)	3Q 2003	3Q 2004%		1Q-3Q 2003	1Q-3Q 2004%

TDC Solutions	536	565	5.4	1,649	1,767	7.2
TDC Mobile International	198	263	32.8	578	656	13.5
- Domestic operations	140	186	32.9	427	482	12.9
- Talkline	8	39	NM	19	71	NM
- Bité	50	38	(24.0)	132	103	(22.0)
TDC Switzerland	295	362	22.7	897	907	1.1
TDC Cable TV	54	43	(20.4)	188	155	(17.6)
TDC Directories	4	15	NM	18	29	61.1
Others [1]	31	34	9.7	98	113	15.3

Capex	1,118	1,281	14.6	3,428	3,627	5.8

1 Includes TDC Services, TDC A/S and eliminations.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Shareholders’ equity

TDC Group (DKKm)	3Q 2003	3Q 2004

Shareholders' equity at July 1	32,142	33,409
Net income	1,012	1,601
Change in holding of treasury shares	0	2
Currency translation adjustments	59	84
Tax related to changes in shareholders' equity	(83)	(144)

Shareholders’ equity at September 30	33,130	34,952

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Quarterly Statements of Income

DKKm	1Q 2003	2Q 2003	3Q 2003	4Q 2003	2003	1Q 2004	2Q 2004	3Q 2004

TDC Solutions	4,599	4,573	4,736	4,676	18,585	4,587	4,552	4,462
TDC Mobile International	3,130	3,262	3,419	3,363	13,175	3,336	3,716	4,007
- Domestic	1,243	1,495	1,503	1,372	5,613	1,469	1,596	1,697
- Talkline	1,691	1,549	1,686	1,765	6,692	1,664	1,898	2,059
- Bité	196	218	230	226	870	203	222	251
TDC Switzerland	2,302	2,266	2,428	2,474	9,471	2,409	2,408	2,440
TDC Cable TV	370	375	384	394	1,524	421	430	446
TDC Directories	208	415	446	395	1,463	213	370	394
Others[1]	(627)	(747)	(758)	(670)	(2,805)	(707)	(704)	(727)

Net revenues	9,982	10,144	10,655	10,632	41,413	10,259	10,772	11,022

TDC Solutions	1,369	1,357	1,445	1,543	5,714	1,428	1,486	1,488
TDC Mobile International	452	587	770	565	2,374	555	669	756
- Domestic	336	408	481	447	1,672	442	548	565
- Talkline	70	128	230	86	513	65	78	125
- Bité	46	51	59	32	189	48	43	66
TDC Switzerland	496	562	570	576	2,205	578	605	631
TDC Cable TV	19	42	55	57	173	64	89	91
TDC Directories	(16)	111	220	98	413	(6)	124	171
Others [1]	221	127	128	300	775	164	91	158

EBITDA	2,541	2,786	3,188	3,139	11,654	2,783	3,064	3,295

Depreciation, amortization and write-downs	(1,748)	(1,825)	(1,869)	(2,301)	(7,743)	(1,885)	(2,023)	(1,997)
- of which goodwill amortization	(328)	(385)	(379)	(403)	(1,494)	(369)	(377)	(376)

EBIT, excl. one-time items	793	961	1,319	838	3,911	898	1,041	1,298

One-time items	(55)	(919)	-	(745)	(1,719)	4,857	-	968

EBIT incl. one-time items	738	42	1,319	93	2,192	5,755	1,041	2,266
Net financials	246	474	296	174	1,190	201	(110)	(190)
- Financial expenses, net	(273)	(300)	(308)	(277)	(1,158)	(284)	(202)	(234)
- Income before income taxes from investments	434	508	422	405	1,769	473	70	88
- Fair value adjustments	85	266	182	46	579	12	22	(44)

Income before income taxes	984	516	1,615	267	3,382	5,956	931	2,076

Tax	(490)	(342)	(603)	(194)	(1,629)	(330)	(349)	(475)
- Income taxes related to income excl. one-time items and fair value adjustments	(496)	(514)	(623)	(483)	(2,116)	(485)	(343)	(478)
- Income taxes related to one-time items	8	257	-	280	545	157	-	(10)
- Income taxes related to fair value adjustments	(2)	(85)	20	9	(58)	(2)	(6)	13

Income before minority interests	494	174	1,012	73	1,753	5,626	582	1,601

Minority interests’ share of net income	(9)	1	-	-	(8)	-	-	-

Net income	485	175	1,012	73	1,745	5,626	582	1,601

Excluding one-time items and fair value adjustments[2]

EBIT	793	961	1,319	838	3,911	898	1,041	1,298

Net financials	154	218	101	145	618	189	(132)	(146)

Income before income taxes	947	1,179	1,420	983	4,529	1,087	909	1,152

Income taxes	(496)	(516)	(620)	(478)	(2,110)	(485)	(343)	(478)

Income before minority interests	451	663	800	505	2,419	602	566	674

Minority interests’ share of net income	(9)	1	-	-	(8)	-	-	-

Net income	442	664	800	505	2,411	602	566	674

1) Includes TDC Services, TDC A/S and eliminations.

2) Excluding consolidated one-time items and fair value adjustments as specified, as well as excluding fair value adjustments in associated enterprises included in the item income before income taxes from investments.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Quarterly Balance Sheets

TDC Group (DKKm)	1Q 2003	2Q 2003	3Q 2003	4Q 2003	2003	1Q 2004	2Q 2004	3Q 2004

Assets
Intangible assets, net	30,117	28,735	28,078	27,585	27,585	27,793	28,229	27,144
Property, plant and equipment, net	26,724	26,134	25,724	25,631	25,631	25,284	24,642	24,260
Investments and other assets, net	10,149	10,417	9,924	8,688	8,688	2,953	3,055	3,176
Total fixed assets	66,990	65,286	63,726	61,904	61,904	56,030	55,926	54,580

Inventories	714	694	558	620	620	508	439	468
Total accounts receivable	19,963	18,449	19,083	19,533	19,533	17,526	16,982	17,309
- of which interest-bearing receivables	0	0	178	148	148	126	107	81
Marketable securities	938	6	1,767	2,028	2,028	2,024	2,718	2,703
Cash	1,388	1,628	3,116	5,430	5,430	16,382	11,238	10,702
Total current assets	23,003	20,777	24,524	27,611	27,611	36,440	31,377	31,182

Total assets	89,993	86,063	88,250	89,515	89,515	92,470	87,303	85,762

Liabilities and shareholders' equity
Shareholders' equity	34,731	32,142	33,130	32,973	32,973	36,033	33,409	34,952
Minority interests	2	2	2	2	2	2	1	1
Provisions	5,324	5,750	5,719	6,108	6,108	6,182	5,957	6,026
Long-term debt	33,854	34,475	34,921	32,974	32,974	32,299	32,186	28,959

Current maturities of long-term debt	1,307	962	539	2,781	2,781	1,930	1,927	2,068
Short-term bank loans	167	303	330	533	533	331	519	448
Trade accounts payable	5,624	5,413	5,445	5,587	5,587	5,252	5,399	5,372
Other	8,984	7,016	8,164	8,557	8,557	10,441	7,905	7,936

Total short-term debt	16,082	13,694	14,478	17,458	17,458	17,954	15,750	15,824

Total debt	49,936	48,169	49,399	50,432	50,432	50,253	47,936	44,783

Total liabilities	55,262	53,921	55,120	56,542	56,542	56,437	53,894	50,810

Total liabilities and shareholders' equity	89,993	86,063	88,250	89,515	89,515	92,470	87,303	85,762

Net interest-bearing debt	33,002	34,106	30,729	28,682	28,682	16,028	20,569	17,989

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Quarterly Statements of Cash Flows

TDC Group (DKKm)	1Q 2003	2Q 2003	3Q 2003	4Q 2003	2003	1Q 2004	2Q 2004	3Q 2004

EBITDA	2,541	2,786	3,188	3,139	11,654	2,783	3,064	3,295

Interest paid	(117)	(796)	(94)	183	(824)	(475)	(707)	(80)

Tax paid	(355)	(17)	(7)	(165)	(544)	(274)	(9)	(238)

Change in working capital	316	(204)	362	51	525	401	279	245

Other	(260)	52	328	(209)	(89)	(421)	(193)	(272)

Cash flow from operating activities	2,125	1,821	3,777	2,999	10,722	2,014	2,434	2,950

Capex excluding share acquisitions	(1,126)	(1,184)	(1,118)	(2,077)	(5,505)	(1,082)	(1,263)	(1,282)

Share acquisitions	(7,888)	(132)	(39)	(26)	(8,085)	(179)	(42)	(54)

Change in trade accounts payable, capex	(83)	(42)	(58)	669	486	(201)	26	86

Loans given to associated enterprises, net	(21)	(12)	(12)	39	(6)	0	0	0

Divestment of assets	(58)	101	687	372	1,102	11,821	99	1,180

Dividends received from associated enterprises	1	422	0	0	423	492	108	1

Cash flow from investing activities	(9,175)	(847)	(540)	(1,023)	(11,585)	10,851	(1,072)	(69)

Change in interest-bearing debt	6,135	412	50	497	7,094	(1,727)	72	(3,157)

Consolidation of acquired companies	0	0	0	0	0	0	0	0

Currency translation adjustments	121	384	(112)	284	677	(78)	62	13

Dividend paid	0	(2,453)	0	0	(2,453)	0	(2,555)	0

Other	(256)	(8)	63	(174)	(375)	(155)	(3,348)	(282)

Cash flow from financing activities	6,000	(1,665)	1	607	4,943	(1,960)	(5,769)	(3,426)

Increase/(decrease) in cash and cash equivalents	(1,050)	(691)	3,238	2,583	4,080	10,905	(4,407)	(545)

Cash and cash equivalents, end of period	2,326	1,634	4,883	7,458	7,458	18,406	13,956	13,405

Quarterly Capex, excl. share acquisitions

(DKKm)	1Q 2003	2Q 2003	3Q 2003	4Q 2003	2003	1Q 2004	2Q 2004	3Q 2004

TDC Solutions	568	545	536	770	2,419	560	642	565
TDC Mobile International	204	176	198	356	934	199	194	263
- Domestic operations	168	119	140	242	669	171	125	186
- Talkline	4	7	8	42	61	7	25	39
- Bité	32	50	50	72	204	21	44	38
TDC Switzerland	249	353	295	778	1,675	230	315	362
TDC Cable TV	70	64	54	88	276	52	60	43
TDC Directories	4	10	4	17	35	7	7	15
Others [1]	31	36	31	68	166	34	45	34

Capex	1,126	1,184	1,118	2,077	5,505	1,082	1,263	1,282

1 Includes TDC Services, TDC A/S and eliminations.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Customers

Customers ('000) (end of period)	1Q 2003	2Q 2003	3Q 2003	4Q 2003	2003	1Q 2004	2Q 2004	3Q 2004

Domestic, retail and wholesale:
Landline customers	3,049	3,029	3,007	2,981	2,981	2,956	2,936	2,910
- Retail	2,646	2,596	2,565	2,527	2,527	2,478	2,443	2,417
- Wholesale	403	433	442	454	454	478	493	493
Mobile customers	2,076	2,258	2,409	2,471	2,471	2,421	2,392	2,362
- Retail	1,629	1,717	1,741	1,743	1,743	1,727	1,697	1,678
- Telmore	258	325	415	455	455	483	503	510
- Wholesale	189	216	253	273	273	211	192	174
Internet customers	907	926	969	1,014	1,014	1,054	1,087	1,102
- of which ADSL	302	332	366	405	405	445	484	511
- of which cable-modem customers	73	82	94	117	117	136	153	166
Cable-TV customers	890	902	907	924	924	937	948	957

Domestic customers, total	6,922	7,115	7,291	7,390	7,390	7,368	7,363	7,331

International:
Landline customers	842	834	826	844	844	841	834	819
- Switzerland	841	833	825	824	824	819	808	792
- Others	1	1	1	20	20	22	26	27
Mobile customers	3,419	3,499	3,602	3,880	3,880	4,075	4,343	4,610
- Switzerland	1,170	1,189	1,210	1,260	1,260	1,285	1,323	1,364
- Talkline	1,777	1,830	1,906	2,091	2,091	2,150	2,281	2,454
- Bité	472	479	486	529	529	640	739	792
Internet customers	577	533	670	682	682	679	647	641
- Switzerland	557	530	527	526	526	512	480	474
- Others	20	3	143	156	156	167	167	167

International customers, total	4,838	4,866	5,099	5,406	5,406	5,595	5,824	6,070

Group customers, total	11,760	11,981	12,390	12,796	12,796	12,963	13,187	13,401

Traffic, domestic

Traffic volume (million minutes):	1Q 2003	2Q 2003	3Q 2003	4Q 2003	2003	1Q 2004	2Q 2004	3Q 2004

Landline voice traffic	5,558	5,159	4,965	5,153	20,835	5,154	4,753	4,406
- Retail	2,642	2,426	2,274	2,356	9,698	2,342	2,120	2,010
- Wholesale	2,916	2,733	2,691	2,797	11,137	2,812	2,633	2,396
Mobile, including wholesale	765	860	909	906	3,440	941	1,026	1,0	[41]

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Employees

Full-time equivalents

EoP	1Q 2003	2Q 2003	3Q 2003	4Q 2003	2003	1Q 2004	2Q 2004	3Q 2004

TDC Solutions	12,562	11,973	12,102	11,765	11,765	11,119	11,088	10,538
- of which in Denmark	11,760	11,486	11,353	11,029	11,029	10,481	10,462	9,921
TDC Mobile International	2,681	2,678	2,686	2,636	2,636	2,625	2,516	2,507
- of which in Denmark	1,250	1,265	1,274	1,228	1,228	1,241	1,149	1,138
TDC Switzerland	2,320	2,319	2,378	2,380	2,380	2,380	2,363	2,354
TDC Directories	1,139	1,191	1,097	1,091	1,091	1,082	1,055	1,054
- of which in Denmark	574	565	528	542	542	529	516	511
TDC Cable TV	702	713	727	733	733	749	843	845
Others	2,656	2,577	2,536	2,520	2,520	2,398	2,399	2,391

TDC	22,060	21,451	21,526	21,125	21,125	20,353	20,264	19,689

TDC, domestic operations	16,816	16,493	16,313	15,953	15,953	15,300	15,278	14,712

The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Selected financial and operational data, 1999-9M 2004

		1999	2000	2001	2002	2003	1Q-3Q 2004

Statements of Income	DKKm

Net revenues		29,889	34,813	42,008	42,011	41,413	32,053
Total revenues		31,474	36,395	43,900	43,794	42,939	33,189

Total operating expenses		(21,386)	(25,843)	(34,268)	(33,091)	(31,285)	(24,047)

Earnings before interest, taxes, depreciation
and amortization (EBITDA)		10,088	10,552	9,632	10,703	11,654	9,142

Depreciation, amortization and write-downs		(4,098)	(4,400)	(6,719)	(7,342)	(7,743)	(5,905)

Earnings before interest and taxes (EBIT),
excl. one-time items		5,990	6,152	2,913	3,361	3,911	3,237

One-time items		0	6,161	(2,548)	(1,133)	(1,719)	5,825

EBIT including one-time items		5,990	12,313	365	2,228	2,192	9,062

Net financials		394	154	417	3,562	1,190	(99)

Income before income taxes		6,384	12,467	782	5,790	3,382	8,963

Total income taxes		(2,660)	(3,239)	(1,397)	(1,559)	(1,629)	(1,154)

Income before minority interests		3,724	9,228	(615)	4,231	1,753	7,809

Minority interests		(1)	74	534	227	(8)	0

Net income		3,723	9,302	(81)	4,458	1,745	7,809

Net income excluding one-time items and fair value adjustments
EBIT, excl. one-time items		5,990	6,152	2,913	3,361	3,911	3,237

Net financials		346	10	(206)	305	618	(89)

Income before income taxes		6,336	6,162	2,707	3,666	4,529	3,148

Income taxes		(2,653)	(2,590)	(1,815)	(1,772)	(2,110)	(1,306)

Income before minority interests		3,683	3,572	892	1,894	2,419	1,842

Minority interests		(1)	74	482	191	(8)	0

Net income		3,682	3,646	1,374	2,085	2,411	1,842

Balance Sheets	DKKbn

Total assets		52.7	67.7	86.7	83.6	89.5	85.8
Net interest-bearing debt		10.1	11.0	33.0	25.8	28.7	18.0
Total shareholders' equity		28.0	35.1	32.7	34.7	33.0	35.0

Shares issued (million)		216.5	216.5	216.5	216.5	216.5	194.8

Statements of Cash Flow	DKKm

Operating activities		5,978	7,396	4,062	9,950	10,722	7,398
Investing activities		(8,562)	(3,860)	(18,963)	(1,254)	(11,585)	9,710
Financing activities		2,720	931	10,863	(6,759)	4,943	(11,155)

Change in cash and cash equivalents		136	4,467	(4,038)	1,937	4,080	5,953

Capital expenditures	DKKbn

Excluding share acquisitions		5.0	5.9	9.3	6.3	5.5	3.6
Including share acquisitions		9.6	12.1	21.6	7.4	13.6	3.9

Key financial ratios

Reported EPS	DKK	17.2	43.0	(0.4)	20.6	8.1	40.1
Operating EPS1)	DKK	17.0	16.8	6.3	9.6	11.1	9.5
Dividend per share	DKK	10.0	10.5	11.0	11.5	12.0	-
EBITDA margin2)%		33.8	30.3	22.9	25.5	28.1	28.5
Capital expenditures/net revenues3)%		16.6	16.9	22.2	15.1	13.3	11.3
Return on capital employed (ROCE)4)%		19.0	17.6	9.5	11.7	12.6	8.4

Subscriber base - (end of period)	('000)

Landline		3,525	3,706	4,020	3,749	3,825	3,729
Domestic		3,203	3,182	3,139	3,076	2,981	2,910
International		322	524	881	673	844	819

Mobile		2,408	3,522	4,661	5,065	6,351	6,972
Domestic		1,294	1,639	1,896	1,975	2,471	2,362
International		1,114	1,883	2,765	3,090	3,880	4,610

Internet		511	923	1,403	1,285	1,696	1,743

Cable TV		825	801	828	885	924	957

Total subscribers		7,269	8,952	10,912	10,984	12,796	13,401

Number of employees5)		18,158	19,946	22,485	22,263	21,125	19,689

1) Operating EPS excludes one-time items and fair value adjustments.

2) Earnings before interest, taxes, depreciation and amortization divided by net revenues.

3) Capital expenditures excluding share acquisitions.

4) ROCE is defined as EBIT before one-time items plus interest and other financial income excluding fair value adjustments divided by total shareholders' equity plus interest-bearing debt.

5) The number denotes end-of-year full-time employee equivalents including permanent employees, trainees and temporary employees.

November 1, 2004	TDC Earnings Release 3Q 2004	Release 37-2004

Performance measurement and use of EBITDA

TDC analyzes business line results and measures performance based on net revenues, EBITDA and EBIT, adjusted to exclude the impacts of one-time items. EBITDA, or earnings before interest, taxes, depreciation and amortization, is calculated as income from operations plus depreciation, amortization and write-downs. We recognize that EBITDA is a standard measure widely used by companies, analysts and investors in the communications industry, particularly in Europe. We therefore believe that EBITDA is a useful disclosure, in conjunction with other performance measures, that allows a more complete comparison of our operating performance relative to other companies in the industry. However, EBITDA is not a measure of performance under U.S. GAAP, and may not be comparable to other similarly titled measures for other companies. EBITDA should not be considered as an alternative to operating income as an indicator of operating performance, nor should it be seen as an alternative to cash flow from operating activities as a measure of liquidity.

We believe that the one-time items do not reflect the underlying fundamentals of the business, and should be analyzed separately.

Historical figures

Possible minor and non-material changes in historical figures are not specified in detail in the report.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories, TDC Services. TDC was privatized in 1994 and the shares are held by individual and institutional shareowners primarily in Europe and USA.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value
DKK 5 ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represents one half of one common share
ISIN US8723 6N1028
Sedol 2883094

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
DECEMBER 14, 2004 (Date)	/s/ OLE SOEBERG Ole Soeberg Senior Vice President, Investor Relations